UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the 2022 Annual General Meeting of China Liberal Education Holdings Limited

At the 2022 annual general meeting of shareholders (the “Meeting”) of China Liberal Education Holdings Limited (the “Company”) held at 9:30 a.m. Beijing Time on December 30, 2022, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 21,245,611 votes, representing 67.23% of the votes exercisable as of November 30, 2022, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	As an ordinary resolution, that Ngai Ngai Lam be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Re-election of Ngai Ngai Lam”)

Resolution	For	Against	Abstain
Re-election of Ngai Ngai Lam	21,086,483	134,191	24,937
Percentage of Voted Shares:	99.37%	0.63%

2.	As an ordinary resolution, that Fangzhong Sun be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Re-election of Fangzhong Sun”)

Resolution	For	Against	Abstain
Re-election of Fangzhong Sun	21,090,662	105,924	49,025
Percentage of Voted Shares:	99.50%	0.50%

3.	As an ordinary resolution, that Ngo Yin Tsang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Re-election of Ngo Yin Tsang”)

Resolution	For	Against	Abstain
Re-election of Ngo Yin Tsang	21,090,664	105,922	49,025
Percentage of Voted Shares:	99.50%	0.50%

4.	As an ordinary resolution, that Xinyu Deng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Re-election of Xinyu Deng”)

Resolution	For	Against	Abstain
Re-election of Xinyu Deng	21,103,649	99,837	42,125
Percentage of Voted Shares:	99.53%	0.47%

5.	As an ordinary resolution, that Wandong Chen be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Re-election of Wandong Chen”)

Resolution	For	Against	Abstain
Re-election of Wandong Chen	21,090,663	105,623	49,325
Percentage of Voted Shares:	99.50%	0.50%

6.	As an ordinary resolution, that the Company’s annual accounts for the fiscal year ended December 31, 2021 be authorized, approved and adopted (“Adoption of Annual Accounts”)

Resolution	For	Against	Abstain
Adoption of Annual Accounts	21,196,903	17,257	31,451
Percentage of Voted Shares:	99.92%	0.08%

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: January 4, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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